December 9, 2003

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re	AIG Annuity Insurance Company

Registration Statement on Form 10,

Filed October 17, 2003

File No. 0-50430

Ladies and Gentlemen:

AIG Annuity Insurance Company hereby requests that the above-referenced Registration Statement be withdrawn. AIG Annuity Insurance Company plans to refile the Registration Statement shortly.

Sincerely,

/s/ N. SCOTT GILLIS
N. Scott Gillis Senior Vice President and Principal Financial Officer

cc:	Pradip Bhaumik